
05048948

ARS


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH. D.C. 213 SECTION



Pacific Financial Corporation

P.E. 12-31-04

2004 ANNUAL REPORT

LETTER TO SHAREHOLDERS

My fellow shareholders:

Pacific Financial Corporation is pleased to report 2004 was another record year. Net income of $5.7 million surpassed 2003 net income of $4.6 million by 24.6%. Assets grew by $135.1 million, largely a result of the merger with BNW Bancorp, Inc, in February of last year.

Regardless of the merger, loans increased by $36.4 million. Although deposits appeared to support only modest growth, we allowed some higher priced nationally brokered certificates of deposits to run off, while replacing them with locally generated deposits. As a result of the improved loan growth, net interest margin improved rather nicely in 2004. The combination of all these positive results enabled the company to increase its cash dividend to its shareholders by 4 cents to $1.44 in January 2005.

The merger with BNW Bancorp, Inc. has achieved the bottom-line financial benefits we had envisioned for the first 10 months of combined operations. We will continue to make minor operating adjustments in 2005, including the consolidation of data processing during the first quarter, and we will convert the Bank NorthWest name to The Bank of the Pacific during the second quarter of this year. We also plan to open an entirely new branch in Ferndale, Washington in May, as well as move to our new Lynden location before the end of August. We want to acknowledge a large part of the merger success has been due to the commitment of the Bank NorthWest employees to become one unified organization. As a result, integration of the two companies has happened faster than planned.

In addition to the merger with BNW Bancorp, 2004 included a few other significant events:

- Organizationally at The Bank of the Pacific, I relinquished my President's title to John Van Dijk, who relinquished his title of Chief Financial Officer to Denise Portmann. Their individual talents are particularly aligned for the positions they have moved into. I continue as the Bank's Chief Executive Officer.
- The Bank's Board of Directors authorized a new branch in Raymond, Washington scheduled to open late in 2005.
- The Pacific Beach Branch relocated to Taholah and is one of the few bank branches in the nation to be located on tribal lands.
- Residential Real Estate Lending was introduced to all markets in 2004 via our new Real Estate Division located in Bellingham, Washington.
- In view of the positive loan growth, and after a 2003 hiatus, we commenced increasing our Loan Loss Reserves again in 2004.
- Pacific Financial Corporation stock (symbol = PFLC) was made available for trading on the OTC Bulletin Board in 2004.

In addition I want to acknowledge the hard work and dedication of our employees that combine together each day to deliver outstanding results for their customers, communities, and for you as shareholders. They are truly committed to producing financial results that place us among the top performing banks in the nation. They have done that for years, and will strive to continue to excel among their peers.

I want to thank all the shareholders who have stood by us so faithfully over the years. Together we have witnessed substantial growth in our company's earnings and market value. Let us know if we can ever assist you, family or friends with any financial needs. We always welcome and appreciate referrals from our shareholders.

Sincerely,



Dennis Long
CEO

IN DEDICATION

Without the dedication of the men and women who make up the Pacific Financial Corporation family, none of our success would be possible. We would like to recognize two directors who are retiring in April 2005 and who have demonstrated a lifelong commitment to the success our company and communities. We wish them well in their future endeavors and will miss their decades of steadfast leadership and guidance.

Walter L. Westling



The catalyst and founding director of The Bank of Grays Harbor, Walter L. Westling has served as Director of Pacific Financial Corporation since December 1978. It was his vision that made "The Bank" a reality. Mr. Westling is the owner and President of Schaben and Westling, a local trucking company.

David L. Woodland



David L. Woodland is retired and served as President of Earl C. Woodland, Inc., Real Estate & Insurance in Aberdeen, WA from 1957 until 1991. Mr. Woodland has served as Director of Pacific Financial Corporation since December 1978.

IN MEMORY

ERVIN A. JOHNSON

March 21, 1931 – September 3, 2004

Founding Director
The Bank of Grays Harbor
1979–2000

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data of the Company at and for the years ended December 31:

	2004	2003	2002	2001	2000
	($ in thousands, except per share data)				
Operations Data					
Net interest income	$19,520	$12,541	$11,788	$11,572	$11,675
Provision for credit losses	970	—	954	580	635
Noninterest income	3,162	1,846	2,059	1,529	1,217
Noninterest expense	13,555	7,945	7,414	7,193	7,530
Provision for income taxes	2,450	1,863	1,563	1,521	1,424
Net income	5,707	4,579	3,916	3,807	3,303
Net income per share:					
Basic	.93(1)	.91(1)	.79(1)	.77(1)	.67(1)
Diluted	.91(1)	.90(1)	.78(1)	.76(1)	.66(1)
Dividends declared	4,624	3,530	3,392	3,289	3,204
Dividends declared per share	.72(1)	.70(1)	.68(1)	.66(1)	.64(1)
Dividends paid ratio	81%	77%	87%	86%	97%

(1) Retroactively adjusted for a two-for-one stock split to be paid April 4, 2005.

	2004	2003	2002	2001	2000
Performance Ratios					
Interest rate spread	5.34%	4.89%	5.18%	5.28%	5.24%
Net interest margin (1)	5.25%	4.75%	5.05%	5.16%	5.14%
Efficiency ratio (2)	59.76%	55.22%	53.54%	54.90%	58.41%
Return on average assets	1.41%	1.61%	1.54%	1.55%	1.34%
Return on average equity	14.21%	17.10%	15.81%	15.57%	14.95%
Balance Sheet Data					
Total assets	$441,791	306,715	268,534	243,617	253,313
Loans, net	341,671	197,500	183,031	174,495	175,142
Total deposits	363,501	260,800	225,254	214,644	213,511
Other borrowings	25,233	14,500	12,800	—	11,358
Shareholders' equity	45,303	25,650	24,683	23,514	22,743
Book value per share (3)	7.06(1)	5.09(1)	4.91(1)	4.72(1)	4.55(1)
Equity to assets ratio	10.25%	8.36%	9.19%	9.65%	8.98%

(1) Retroactively adjusted for a two-for-one stock split to be paid April 4, 2005.

	2004	2003	2002	2001	2000
Asset Quality Ratios					
Nonperforming loans to total loans	.15%	.27%	1.00%	.71%	1.93%
Allowance for credit losses to total loans	1.23%	1.12%	1.33%	1.19%	1.14%
Allowance for credit losses to nonperforming loans	832.22%	411.40%	132.67%	168.18%	59.24%
Nonperforming assets to total assets	.12%	.18%	.69%	.51%	1.35%

(1) Net interest income divided by average earning assets.

(2) Non-interest expense divided by the sum of net interest income and non-interest income.

(3) Shareholder equity divided by shares outstanding.

PACIFIC FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2004

TABLE OF CONTENTS

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors
Pacific Financial Corporation
Aberdeen, Washington

We have audited the accompanying consolidated balance sheets of **Pacific Financial Corporation and Subsidiary** as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Pacific Financial Corporation and Subsidiary** as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Tacoma, Washington
February 9, 2005

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets
(Dollars in Thousands)

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and due from banks	$ 10,213	$ 9,280
Interest bearing deposits in banks	5,460	15,392
Federal funds sold	6,034	5,000
Securities available for sale	35,780	57,473
Securities held to maturity (market value 2004—$7,312; and 2003—$8,097)	7,210	7,988
Federal Home Loan Bank stock, at cost	1,850	915
Loans held for sale	1,852	—
Loans	345,907	199,738
Allowance for credit losses	4,236	2,238
Loans—net	**341,671**	**197,500**
Premises and equipment	6,833	3,967
Foreclosed real estate	40	98
Accrued interest receivable	1,873	1,275
Cash surrender value of life insurance	9,037	6,193
Goodwill	11,282	—
Other intangible assets	887	—
Other assets	1,769	1,634
Total assets	**$441,791**	**$306,715**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Demand, non-interest bearing	$ 71,711	$ 43,862
Savings and interest-bearing demand	179,434	131,493
Time, interest-bearing	112,356	85,445
Total deposits	**363,501**	**260,800**
Accrued interest payable	385	234
Secured borrowings	3,733	—
Long-term borrowings	21,500	14,500
Other liabilities	7,369	5,531
Total liabilities	**396,488**	**281,065**
Commitments and Contingencies	—	—
Shareholders' Equity		
Common stock (par value $1); authorized: 25,000,000 shares; issued and outstanding: 2004—6,421,396 shares; 2003—5,043,078 shares	6,421	5,043
Additional paid-in capital	25,003	7,484
Retained earnings	13,746	12,663
Accumulated other comprehensive income	133	460
Total shareholders' equity	**45,303**	**25,650**
Total liabilities and shareholders' equity	**$441,791**	**$306,715**

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Income
(Dollars in Thousands, Except Per Share Amounts)

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest and Dividend Income			
Loans	$21,850	$13,350	$13,175
Federal funds sold and deposits in banks	44	118	107
Securities available for sale:			
Taxable	1,318	1,570	1,401
Tax-exempt	526	484	501
Securities held to maturity:			
Taxable	97	168	139
Tax-exempt	243	210	270
Federal Home Loan Bank stock dividends	60	49	186
Total interest and dividend income	**24,138**	**15,949**	**15,779**
Interest Expense			
Deposits	3,734	2,923	3,747
Short-term borrowings	97	—	4
Long-term borrowings	548	485	240
Secured borrowings	239	—	—
Total interest expense	**4,618**	**3,408**	**3,991**
Net interest income	**19,520**	**12,541**	**11,788**
Provision for Credit Losses	**970**	**—**	**954**
Net interest income after provision for credit losses	**18,550**	**12,541**	**10,834**
Non-Interest Income			
Service charges on deposit accounts	1,297	1,027	1,069
Mortgage broker fees	12	101	3
Income from and gains on sale of foreclosed real estate	77	26	292
Net gains from sales of loans	1,026	34	—
Net gains on sales of securities available for sale	3	4	—
Earnings on bank owned life insurance	378	328	350
Other operating income	369	326	345
Total non-interest income	**3,162**	**1,846**	**2,059**
Non-Interest Expense			
Salaries and employee benefits	8,134	4,764	4,196
Occupancy	763	433	419
Equipment	825	532	565
State taxes	306	69	206
Data processing	614	305	268
Professional services	307	137	158
Other	2,606	1,705	1,602
Total non-interest expense	**13,555**	**7,945**	**7,414**
Income before income taxes	**8,157**	**6,442**	**5,479**
Income Taxes	**2,450**	1,863	1,563
Net income	**$ 5,707**	**$ 4,579**	**$ 3,916**
Earnings Per Share			
Basic	$ 0.93	$ 0.91	$ 0.79
Diluted	0.91	0.90	0.78

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders' Equity (Dollars in Thousands)

Years Ended December 31, 2004, 2003 and 2002

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2001	4,983,258	$4,983	$ 7,033	$11,090	$ 408	$23,514
Comprehensive income:						
Net income	—	—	—	3,916	—	3,916
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	—	—	—	—	309	309
Comprehensive income						**4,225**
Stock options exercised	42,000	42	254	—	—	296
Issuance of common stock	60	—	1	—	—	1
Cash dividends declared ($0.68 per share)	—	—	—	(3,392)	—	(3,392)
Tax benefit from exercise of stock options	—	—	39	—	—	39
Balance at December 31, 2002	**5,025,318**	**5,025**	**7,327**	**11,614**	**717**	**24,683**
Comprehensive income:						
Net income	—	—	—	4,579	—	4,579
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	—	—	—	—	(257)	(257)
Comprehensive income						**4,322**
Stock options exercised	17,700	18	156	—	—	174
Issuance of common stock	60	—	1	—	—	1
Cash dividends declared ($0.70 per share)	—	—	—	(3,530)	—	(3,530)
Balance at December 31, 2003	**5,043,078**	**5,043**	**7,484**	**12,663**	**460**	**25,650**
Comprehensive income:						
Net income	—	—	—	5,707	—	5,707
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	—	—	—	—	(327)	(327)
Comprehensive income						**5,380**
Stock options exercised	106,414	106	676	—	—	782
Issuance of common stock	1,271,904	1,272	16,641	—	—	17,913
Stock compensation expense	—	—	60	—	—	60
Cash dividends declared ($0.72 per share)	—	—	—	(4,624)	—	(4,624)
Tax benefit from exercise of stock options	—	—	142	—	—	142
Balance at December 31, 2004	**6,421,396**	**$6,421**	**$25,003**	**$13,746**	**$ 133**	**$45,303**

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Dollars in Thousands)

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 5,707	$ 4,579	$ 3,916
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	655	404	433
Provision for credit losses	970	—	954
Deferred income tax (benefit)	(97)	(144)	(82)
Originations of loans held for sale	(66,639)	—	(548)
Proceeds from sales of loans held for sale	66,550	286	262
FHLB Stock dividends received	(60)	(49)	(186)
Gains on sales of loans	(1,026)	(34)	—
Gains on sale of securities available for sale	(3)	(4)	—
Gains on sales of foreclosed real estate	(71)	(10)	(178)
Loss on sale of premises and equipment	35	11	—
Earnings on bank owned life insurance	(378)	(328)	(350)
(Increase) decrease in accrued interest receivable	(192)	218	(88)
increase (decrease) in accrued interest payable	81	(84)	(123)
Write-down of foreclosed real estate	—	173	420
Other—net	524	(49)	929
Net cash provided by operating activities	**6,056**	**4,969**	**5,359**
Cash Flows from Investing Activities			
Net (increase) decrease in interest bearing deposits in banks	10,124	(15,019)	1,095
Net (increase) decrease in federal funds sold	(1,034)	(5,000)	3,505
Activity in securities available for sale:			
Sales	19,055	2,994	—
Maturities, prepayments and calls	9,651	12,343	14,109
Purchases	(3,090)	(21,275)	(34,338)
Activity in securities held to maturity:			
Maturities	1,910	3,919	3,481
Purchases	(1,169)	(1,654)	(8,920)
Federal Home Loan Bank stock redemption	—	—	3,133
Proceeds from sales of SBA loan pools	5,735	2,006	—
Increase in loans made to customers, net of principal collections	(42,313)	(16,709)	(10,046)
Purchases of premises and equipment	(2,379)	(511)	(261)
Proceeds from sales of premises and equipment	—	2	—
Additions to foreclosed real estate	—	(21)	—
Proceeds from sales of foreclosed real estate	478	734	707
Purchase of bank owned life insurance	(2,500)	—	—
Cash paid for acquisition, net of cash acquired	3,146	—	—
Net cash used in investing activities	**(2,386)**	**(38,191)**	**(27,535)**

(continued)

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Dollars in Thousands)

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash Flows from Financing Activities			
Net increase in deposits	$ 14,611	$35,546	$10,610
Net increase (decrease) in short-term borrowings	(25,333)	(1,800)	1,800
Net increase in secured borrowings	3,733	—	—
Proceeds from issuance of long-term borrowings	9,000	3,500	11,000
Repayments of long-term borrowings	(2,000)	—	—
Common stock issued	782	175	297
Cash dividends paid	(3,530)	(3,392)	(3,289)
Net cash provided by (used in) financing activities	**(2,737)**	**34,029**	**20,418**
Net change in cash and due from banks	**933**	**807**	**(1,758)**
Cash and Due from Banks			
Beginning of year	9,280	8,473	10,231
End of year	**$ 10,213**	**$ 9,280**	**$ 8,473**
Supplemental Disclosures of Cash Flow Information			
Interest paid	$ 4,467	$ 3,492	$ 4,114
Income taxes paid	2,113	2,087	1,260
Supplemental Disclosures of Non-Cash Investing Activities			
Fair value adjustment of securities available for sale, net of tax	$ (327)	$ (257)	$ 309
Transfer of loans to foreclosed real estate	349	1,127	1,198
Financed sales of foreclosed real estate	—	839	629
Common stock issued upon business combination	17,913	—	—

See notes to consolidated financial statements.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 1—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pacific Financial Corporation (the Company) and its wholly owned subsidiary, The Bank of the Pacific (the Bank). All significant intercompany transactions and balances have been eliminated.

Nature of Operations

The Company is a holding company which operates primarily through its subsidiary bank. The Bank operates fifteen branches located in Grays Harbor, Pacific, Whatcom and Wahkiakum Counties in western Washington and two loan production offices in Burlington, Washington and Clatsop County Oregon. The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and middle-income individuals in western Washington and Oregon.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of foreclosed real estate and deferred tax assets.

Certain prior year amounts have been reclassified, with no change to net income or shareholders' equity, to conform to the 2004 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities, marketable equity securities and mutual funds that the Company intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Securities Held to Maturity

Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities held to maturity and available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Note 1—Summary of Significant Accounting Policies *(Continued)*

Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB.

The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income.

Loans

Loans are stated at the amount of unpaid principal, reduced by deferred loan fees and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. The interest on these loans is accounted for on the cash-basis method, until qualifying for return to accrual.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level sufficient to provide for probable credit losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for

Note 1—Summary of Significant Accounting Policies *(Continued)*

estimating specific and general losses in the portfolio. The appropriateness of the allowance for losses on loans is estimated based upon these factors and trends identified by management at the time consolidated financial statements are prepared.

When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for potential loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan including accrued interest and net deferred loan fees, an impairment is recognized by creating or adjusting an allocation of the allowance for credit losses.

A provision for credit losses is charged against income and is added to the allowance for credit losses based on quarterly assessments of the loan portfolio. The allowance for credit losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for credit losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Asset lives range from 3 to 39 years. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is less. Gains or losses on dispositions are reflected in earnings.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the carrying amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties, are charged to operations.

Note 1—Summary of Significant Accounting Policies *(Continued)*

Goodwill and Other Intangible Assets

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is presumed to have an indefinite useful life and is tested, at least annually or more frequently if indicators of potential impairment exist, for impairment at the reporting unit level. Our impairment review process compares the fair value of the Bank to its carrying value, including the goodwill related to the Bank. If the fair value exceeds the carrying value, goodwill of the Bank unit is not considered impaired and no additional analysis is necessary. As of December 31, 2004, there have been no events or changes in circumstances that would indicate a potential impairment. Other intangible assets consisting of core deposit intangibles are amortized to non-interest expense using a straight line method over seven years.

Impairment of Long-Lived Assets

Management periodically reviews the carrying value of its long-lived assets to determine if an impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful life. In making such determination, management evaluates the performance, on an undiscounted basis, of the underlying operations or assets which give rise to such amount.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes separately and remits to the Company amounts currently due.

Stock-Based Compensation

At December 31, 2004, the Company has three stock-based employee compensation plans, which are described more fully in Note 13. The Company accounts for those plans under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See recent account pronouncements section which discuss future impacts of new accounting guidance. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition

Note 1—Summary of Significant Accounting Policies *(Continued)*

provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

	2004	2003	2002
Net income, as reported	$5,707	$4,579	$3,916
Add stock compensation expensed	36	—	—
Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of tax	157	86	93
Pro forma net income	**$5,586**	**$4,493**	**$3,823**
Earnings Per Share			
Basic:			
As reported	$ 0.93	$ 0.91	$ 0.79
Pro forma	0.91	0.90	0.77
Diluted:			
As reported	0.91	0.90	0.78
Pro forma	0.89	0.88	0.77

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash, Interest Bearing Deposits at Other Financial Institutions, and Federal Funds Sold

The carrying amounts of cash, interest bearing deposits at other financial institutions, and federal funds sold approximate their fair value.

Securities Available for Sale and Held to Maturity

Fair values for securities are based on quoted market prices.

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank stock approximates its fair value.

Loans

For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Note 1—Summary of Significant Accounting Policies *(Continued)*

Secured borrowings

For variable rate secured borrowings that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.

Long-Term Borrowings

The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest Receivable and Payable

The carrying amounts of accrued interest receivable and payable approximate their fair values.

Off-Balance-Sheet Instruments

The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Company's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

Cash Equivalents and Cash Flows

The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents. Cash flows from loans, interest bearing deposits in banks, federal funds sold, short-term borrowings, and deposits are reported net.

The Company maintains balances in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. Gains and losses on securities available for sale are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Recent Accounting Pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") which established guidance for determining when an entity should consolidated another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be

Note 1—Summary of Significant Accounting Policies *(Continued)*

consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual return, or both. FASB deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004. The Interpretation and the revision had no material effect on the Company's consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3 ("SOP 03-3"), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 addresses the accounting for differences between contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans or debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 will be effective for loans and debt securities acquired after December 31, 2004. Management does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

On December 16, 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which is an amendment of FASB Statement Nos. 123 and 95. SFAS No. 123R changes, among other things, the manner in which share-based compensation, such as stock options, will be accounting for by both public and non-public companies, and will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. For public companies, the cost of employee services received in exchange for equity instruments including options and restricted stock awards generally will be measured at fair value at the grant date. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those options and instruments, unless observable market prices for the same or similar options are available. The cost will be recognized over the requisite service period, often the vesting period, and will be remeasured subsequently at each reporting date through settlement date.

The changes in accounting will replace existing requirements under SFAS No. 123, "Accounting for Stock-Based Compensation," and will eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," which does not require companies to expense options if the exercise price is equal to the trading price at the date of grant. The accounting for similar transactions involving parties other than employees or the accounting for employee stock ownership plans that are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," would remain unchanged.

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, Application of Accounting Principles to Loan Commitments, which provides guidance regarding loan commitments that are accounting for as derivative instruments. In this SAB, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting form changes in market interest rates. This SAB did not have a material effect on the Company's financial position or results of operations.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain

Note 1—Summary of Significant Accounting Policies *(Continued)*

Investments", which provides guidance for determining the meaning of "other-than-temporary impaired" and its application to certain debt securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporary impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superseded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of ETIF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

Note 2—Business Combination

On February 27, 2004, the Company effected a business combination with BNW Bancorp, Inc. Each share of BNW Bancorp, Inc. stock was exchanged for 0.85 shares of Pacific Financial Corporation's common stock resulting in the issuance of 1,271,904 new shares. Total stock and cash consideration for BNW Bancorp, Inc. was $18.2 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the assets and liabilities of BNW Bancorp, Inc. were recorded at their respective fair value. Goodwill, the excess of the purchase price over the net fair value of the assets and liabilities acquired, was recorded at $11,282. As part of the accounting for the acquisition, the Company recorded an identifiable intangible asset. A core deposit intangible of $993 was recorded and is being amortized using the straight-line method over seven years. The goodwill is not tax deductible because this was a nontaxable transaction. The purchased assets and assumed liabilities were recorded as follows:

Assets	
Cash	$ 3,465
Investments	5,507
Premises and equipment	1,102
Loans	109,635
Core deposit intangible	993
Goodwill	11,282
Other, net	850
Total Assets	**$132,834**
Liabilities	
Deposits	$ 88,281
Borrowings	25,333
Other, net	988
Total Liabilities	**$114,602**
Assets acquired less liabilities assumed	**$ 18,232**
Stock consideration	17,913
Cash consideration	**$ 319**

Note 2—Business Combination *(Continued)*

The following unaudited pro forma financials for the twelve months ended December 31, 2004 and 2003 assumes that the BNW acquisition occurred as of January of each fiscal year, after giving effect to certain adjustments. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the BNW acquisition been consummated on the date indicated.

	2004	2003
Net interest income	$20,404	$17,638
Non-interest income	3,275	3,106
Non-interest expense	15,120	13,166
Net income	$ 5,246	$ 5,009
Earnings per share:		
Basic	$ 0.80	$ 0.80
Diluted	0.78	0.78

Note 3—Restricted Assets

Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances in cash on hand and on deposit with the Federal Reserve Bank, based on a percentage of deposits. The average amount of such balances for the years ended December 31, 2004 and 2003 were approximately $675 and $650, respectively.

Note 4—Securities

Investment securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2004				
U.S. Government agency securities	$ 4,567	$ 42	$ 65	$ 4,544
Obligations of states and political subdivisions	12,632	346	36	12,942
Mortgage-backed securities	10,270	64	100	10,234
Corporate bonds	4,096	59	7	4,148
Mutual funds	4,014	—	102	3,912
	$35,579	**$511**	**$310**	**$35,780**
December 31, 2003				
U.S. Government agency securities	$ 1,738	$ 81	$ —	$ 1,819
Obligations of states and political subdivisions	14,239	600	88	14,751
Mortgage-backed securities	16,121	181	91	16,211
Corporate bonds	4,122	122	11	4,233
Mutual funds	20,556	—	97	20,459
	$56,776	**$984**	**$287**	**$57,473**

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Note 4—Securities *(Continued)*

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Held to Maturity				
December 31, 2004				
State and municipal securities	$5,496	$ 84	$13	$5,567
Mortgage-backed securities	1,714	31	—	1,745
	$7,210	**$115**	**$13**	**$7,312**
December 31, 2003				
State and municipal securities	$5,044	$ 75	$20	$5,099
Mortgage-backed securities	2,944	54	—	2,998
	$7,988	**$129**	**$20**	**$8,097**

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, as of December 31, 2004 and 2003 are summarized as follows:

	Less than 12 Months		More than 12 Months			
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Total Fair Value	Unrealized Loss
December 31, 2004						
Available for Sale						
U.S. Government agency securities	$ 4,081	$ 65	$ —	$—	$ 4,081	$ 65
Obligations of states and political subdivisions	1,952	20	1,104	16	3,056	36
Mortgage-backed securities	3,808	23	1,390	77	5,198	100
Corporate bonds	993	7	—	—	993	7
Mutual funds	3,912	102	—	—	3,912	102
Total	**$14,746**	**$217**	**$ 2,494**	**$93**	**$17,240**	**$310**
Held to Maturity						
State and municipal securities	$ 338	$ 6	$ 383	$ 7	$ 721	$ 13
December 31, 2003						
Available for Sale						
Obligations of states and political subdivisions	$ 1,546	$ 88	$ —	$—	$ 1,546	$ 88
Mortgage-backed securities	3,375	67	2,942	24	6,317	91
Corporate bonds	1,094	11	—	—	1,094	11
Mutual funds	3,855	44	16,604	53	20,459	97
Total	**$ 9,870**	**$210**	**$19,546**	**$77**	**$29,416**	**$287**
Held to Maturity						
State and municipal securities	$ 374	$ 16	$ 912	$ 4	$ 1,286	$ 20

For all the above investment securities, the unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary by the Company. The Company has evaluated the securities shown

Note 4—Securities *(Continued)*

above and anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment. Additionally, the contractual cash flows of mortgage-backed securities are guaranteed by an agency of the U.S. Government.

The contractual maturities of investment securities held to maturity and available for sale at December 31, 2004 are shown below. Maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations, with or without call or prepayment penalties. Investments in mutual funds are shown separately due to the short-term nature of the investments and because mutual funds do not have a stated maturity date.

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ —	$ —	$ 3,738	$ 3,810
Due from one year to five years	2,371	2,392	11,718	11,833
Due from five to ten years	1,205	1,241	3,213	3,339
Due after ten years	1,920	1,934	2,626	2,652
Mortgage-backed securities	1,714	1,745	10,270	10,234
Mutual funds	—	—	4,014	3,912
Total	**$7,210**	**$7,312**	**$35,579**	**$35,780**

Gross gains realized on sales of securities were $30 and $9 and gross losses realized were $27 and $5 in 2004 and 2003, respectively. There were no sales of securities in 2002.

Securities carried at approximately $27,374 at December 31, 2004 and $18,691 at December 31, 2003 were pledged to secure public deposits, borrowings at the Federal Home Loan Bank of Seattle, for other purposes required or permitted by law.

Note 5—Loans

Loans (including loans held for sale) at December 31 consist of the following:

	2004	2003
Commercial and agricultural	$111,050	$ 64,344
Real estate:		
Construction	49,347	11,894
Residential 1-4 family	43,183	24,418
Multi-family	9,156	2,197
Commercial	112,743	85,933
Farmland	10,929	5,268
Consumer	11,632	5,684
	348,040	**199,738**
Less unearned income	(281)	—
	$347,759	**$199,738**

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Note 5—Loans *(Continued)*

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2004	2003	2002
Balance at beginning of year	$2,238	$2,473	$2,109
BNW Bancorp, Inc. acquisition	1,172	—	—
Provision for credit losses	970	—	954
Charge-offs	(275)	(265)	(632)
Recoveries	131	30	42
Net charge-offs	**(144)**	**(235)**	**(590)**
Balance at end of year	**$4,236**	**$2,238**	**$2,473**

Following is a summary of information pertaining to impaired loans:

	2004	2003	2002
December 31			
Impaired loans without a valuation allowance	$470	$ 342	$2,296
Impaired loans with a valuation allowance	—	123	18
Total impaired loans	**$470**	**$ 465**	**$2,314**
Valuation allowance related to impaired loans	**$ —**	**$ 23**	**$ 2**
Years Ended December 31			
Average investment in impaired loans	$255	$1,412	$2,390
Interest income recognized on a cash basis on impaired loans	16	12	13

At December 31, 2004, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due and still accruing interest at December 31, 2004 and 2003.

Certain related parties of the Company, principally directors and their affiliates, were loan customers of the Bank in the ordinary course of business during 2004 and 2003. Total loans outstanding at December 31, 2004 and 2003 to key officers and directors were $9,796 and $6,857, respectively. During 2004, new loans of $17,084 were made, and repayments totaled $14,145. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non-related parties. No loans to related parties were on non-accrual, past due or restructured at December 31, 2004.

Note 6—Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2004	2003
Land	$ 2,825	$1,125
Premises	5,412	4,309
Equipment, furniture and fixtures	5,668	4,122
	13,905	**9,556**
Less accumulated depreciation and amortization	7,072	5,589
Total premises and equipment	**$ 6,833**	**$3,967**

The Bank leases premises under operating leases. Rental expense of leased premises was $191, $7 and $3 for 2004, 2003 and 2002, respectively, which is included in occupancy expense.

Note 6—Premises and Equipment *(Continued)*

Minimum net rental commitments under noncancelable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2005	$182
2006	140
2007	140
2008	98
2009	88
Total minimum payments required	**$648**

Certain leases contain renewal options from five to ten years and escalation clauses based on increased in property taxes and other costs.

Note 7—Deposits

The composition of deposits at December 31 is as follows:

	2004	2003
Demand deposits, non-interest bearing	$ 71,711	$ 43,862
NOW and money market accounts	123,042	79,185
Savings deposits	56,392	52,308
Time certificates, $100,000 or more	54,994	43,608
Other time certificates	57,362	41,837
Total	**$363,501**	**$260,800**

Scheduled maturities of time certificates of deposit are as follows for future years ending December 31:

2005	$ 84,076
2006	11,551
2007	7,837
2008	7,496
2009	1,396
	$112,356

Note 8—Borrowings

Long-term borrowings at December 31, 2004 represent advances from the Federal Home Loan Bank of Seattle bearing interest at 1.81% to 4.41% and maturing in various years as follows: 2005—$5,000; 2006—$5,000; 2007—$2,000; 2008—$3,500; and 2009—$6,000. The Bank has pledged $53,156 of securities and loans as collateral for these borrowings at December 31, 2004.

Secured borrowings at December 31, 2004 represent borrowings collateralized by participation interests in loans originated by the Bank. These borrowings are repaid as payments (normally monthly) are made on the underlying loans, bearing interest ranging from 5.75% to 8.5%. Original maturities range from June 2005 to November 2018.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Note 9—Income Taxes

Income taxes are comprised of the following for the years ended December 31:

	2004	2003	2002
Current	$2,547	$1,719	$1,645
Deferred (benefit)	(97)	144	(82)
Total income taxes	**$2,450**	**$1,863**	**$1,563**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2004	2003
Deferred Tax Assets		
Allowance for credit losses	$1,287	$ 634
Deferred compensation	161	159
Other	54	12
Total deferred tax assets	**1,502**	**805**
Deferred Tax Liabilities		
Unrealized gain on securities available for sale	$ 68	$ 237
Depreciation	202	167
Deferred revenue	1,150	886
Core deposit intangible	301	—
Total deferred tax liabilities	**1,721**	**1,290**
Net deferred tax liabilities	**$ (219)**	**$ (485)**

Net deferred tax liabilities are included in other liabilities on the consolidated balance sheets.

The following is a reconciliation between the statutory and effective federal income tax rate for the years ended December 31:

	2004		2003		2002	
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income	Amount	Percent Pre-tax Income
Income tax at statutory rate	$2,855	35.0%	$2,255	35.0%	$1,918	35.0%
Adjustments resulting from:						
Tax-exempt income	(276)	(3.4)	(232)	(3.6)	(276)	(5.0)
Net earnings on life insurance policies	(121)	(1.5)	(103)	(1.6)	(111)	(2.0)
Other	(8)	(.1)	(57)	(.9)	32	.5
Total income tax expense	**$2,450**	**30.0%**	**$1,863**	**28.9%**	**$1,563**	**28.5%**

Note 10—Employee Benefits

Incentive Compensation Plan

The Bank has a plan that provides incentive compensation to key employees if the Bank meets certain performance criteria established by the Board of Directors. The cost of this plan was $919, $602, and $435 in 2004, 2003 and 2002, respectively.

401(k) Plans

The Bank has established a 401(k) profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. Eligible employees may contribute up to 15% of their compensation. Matching contributions by the Bank are at the discretion of the Board of Directors. Contributions totaled $234, $129 and $126 for 2004, 2003 and 2002, respectively.

Director and Employee Deferred Compensation Plans

The Company has director and employee deferred compensation plans. Under the terms of the plans, a director or employee may participate upon approval by the Board. The participant may then elect to defer a portion of his or her earnings (directors' fees or salary) as designated at the beginning of each plan year. Payments begin upon retirement, termination, death or permanent disability, sale of the Company, the ten-year anniversary of the participant's participation date, or at the discretion of the Company. There are currently two participants in the plans. Total deferrals plus earnings were $113, $105 and $110 at December 31, 2004, 2003 and 2002, respectively. There is no expense to the Company for this plan.

The directors of a bank acquired by the Company in 1999 adopted two deferred compensation plans for directors—one plan providing retirement income benefits for all directors and the other, a deferred compensation plan, covering only those directors who have chosen to participate in the plan. At the time of adopting these plans, the Bank purchased life insurance policies on directors participating in both plans which may be used to fund payments to them under these plans. Cash surrender values on these policies were $2,923 and $2,819 at December 31, 2004 and 2003, respectively. In 2004, 2003 and 2002, the net (benefit)/cost recorded from these plans, including the cost of the related life insurance, was $(322), ($271) and ($315), respectively. Both of these plans were fully funded and frozen as of September 30, 2001. Plan participants were given the option to either remain in the plan until reaching the age of 70 or to receive a lump-sum distribution. Participants electing to remain in the plan will receive annual payments over a ten-year period upon reaching 70 years of age.

Non-Qualified Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan to cover selected employees. Its annual contributions to the plan totaled $5, $6 and $6 in 2004, 2003 and 2002, respectively. Covered employees may also contribute to the plan.

Note 11—Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

Note 11—Commitments and Contingencies *(Continued)*

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2004	2003
Commitments to extend credit	$75,188	$44,044
Standby letters of credit	3,997	2,715

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 67% of loan commitments is drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Certain executive officers have entered into employment contracts with the Bank which provide for contingent payments subject to future events.

The Bank has agreements with commercial banks for lines of credit totaling $21,000, none of which was used at December 31, 2004. In addition, the Bank has a credit line with the Federal Home Loan Bank of Seattle totaling 20% of assets, $21,500 of which was used at December 31, 2004. These borrowings are collateralized under blanket pledge and custody agreements.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

Note 12—Significant Concentrations of Credit Risk

Most of the Bank's business activity is with customers and governmental entities located in the state of Washington, including investments in state and municipal securities. Loans are generally limited by state banking regulations to 20% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). As of December 31, 2004 the Bank's loans to borrowers in the hotel\motel industry totaled $36,209 or 10.53% of total loans. The Bank did not experience any loan losses to borrowers in the hotel/motel industry in 2004. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of borrowers in excess of $5.5 million.

Note 13—Stock Options

The Company's three stock incentive plans provide for granting incentive stock options, as defined under current tax laws, to key personnel and under the plan adopted in 2000, options not qualified for favorable tax

Note 13—Stock Options *(Continued)*

treatment and other types of stock based awards. Under the first plan, options are exercisable 90 days from the date of grant. These options terminate if not exercised within ten years from the date of grant. If after six years from the date of grant fewer than 20% of the options have been exercised, they will expire at a rate of 20% annually. Under the second plan, the options are exercisable one year from the date of grant, at a rate of 10% annually. Options terminate if not exercised when they become available, and no additional grants will be made under these two plans. The plan adopted in 2000, authorizes the issuance of up to a total of 1,000,000 shares, (449,900 shares are available for grant at December 31, 2004). Under the 2000 plan, options either become exercisable ratably over five years or vest fully five years from the date of grant. Under the 2000 plan, the Company may grant up to 150,000 options for its common stock to a single individual in a calendar year.

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	4.07%	5.31%	5.67%
Expected life	10 years	10 years	10 years
Risk-free interest rate	4.71%	4.38%	5.49%
Expected volatility	16.97%	17.73%	18.99%

The weighted average fair value of options granted during 2004 and 2003 was $2.77 and $1.43, respectively.

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's option awards.

A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates, is presented below:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	465,900	$11.63	359,592	$11.13	368,600	$10.60
BNW Bancorp, Inc. acquisition	117,208	5.83	—	—	—	—
Granted	143,100	17.03	124,008	12.81	47,992	11.67
Exercised	(106,414)	11.09	(17,700)	9.83	(42,000)	7.05
Forfeited	—	—	—	—	(15,000)	11.11
Outstanding at end of year	**619,794**	**$12.51**	**465,900**	**$11.63**	**359,592**	**$11.13**
Exercisable at end of year	257,690	$10.50	153,998	$11.03	106,600	$10.54

Note 13—Stock Options *(Continued)*

The following information summarizes information about stock options outstanding and exercisable at December 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.88 - $ 6.18	44,594	6	$ 6.17	44,594	$ 6.17
7.65	20,000	2	7.65	20,000	7.65
11.11 - 12.00	297,600	6	11.28	145,596	11.20
12.50	54,000	8	12.50	3,000	12.50
13.50	40,500	5	13.50	40,500	13.50
15.50	20,000	8	15.50	4,000	15.50
16.05 - 17.50	143,100	9	17.03	—	17.03
	619,794			**257,690**	

Note 14—Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2004, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company and the Bank's actual capital amounts and ratios are also presented in the table. Management believes, as of December 31, 2004, the Company and the Bank meet all capital requirements to which they are subject.

Note 14—Regulatory Matters *(Continued)*

	Actual		Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004						
Tier 1 capital (to average assets):						
Company	$32,899	7.83%	$16,790	4.00%	NA	NA
Bank	32,197	7.76	16,601	4.00	$20,751	5.00%
Tier 1 capital (to risk-weighted assets):						
Company	32,899	9.00	14,636	4.00	NA	NA
Bank	32,197	8.81	14,624	4.00	21,935	6.00
Total capital (to risk-weighted assets):						
Company	37,135	10.15	29,273	8.00	NA	NA
Bank	36,433	9.97	29,247	8.00	36,559	10.00
December 31, 2003						
Tier 1 capital (to average assets):						
Company	$25,190	8.49%	$11,864	4.00%	N/A	N/A
Bank	24,651	8.31	11,864	4.00	$14,830	5.00%
Tier 1 capital (to risk-weighted assets):						
Company	25,190	11.62	8,675	4.00	N/A	N/A
Bank	24,651	11.37	8,675	4.00	13,012	6.00
Total capital (to risk-weighted assets):						
Company	27,428	12.65	17,350	8.00	N/A	N/A
Bank	26,889	12.40	17,350	8.00	21,687	10.00

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Note 15—Comprehensive Income

Net unrealized gains and losses include, net of tax, $325 of unrealized losses arising during 2004, $254 of unrealized gains arising during 2003 and $309 of unrealized gains arising during 2002, less reclassification adjustments of $3, $4 and $0 for gains included in net income in 2004, 2003 and 2002, respectively, as follows:

	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
2004			
Unrealized holding losses arising during the year	$(492)	$ 167	$(325)
Reclassification adjustments for gains realized in net income	(3)	1	(2)
Net unrealized losses	**$(495)**	**$ 168**	**$(327)**
2003			
Unrealized holding losses arising during the year	$(384)	$ 130	$(254)
Reclassification adjustments for gains realized in net income	(4)	1	(3)
Net unrealized losses	**$(388)**	**$ 131**	**$(257)**
2002			
Unrealized holding losses arising during the year	$ 467	$(158)	$ 309
Reclassification adjustments for gains realized in net income	—	—	—
Net unrealized gains	**$ 467**	**($ 158)**	**$ 309**

Note 16—Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks, interest-bearing deposits with banks, and federal funds sold	$ 21,707	$ 21,707	$ 29,672	$ 29,672
Securities available for sale	35,780	35,780	57,473	57,473
Securities held to maturity	7,210	7,312	7,988	8,097
Federal Home Loan Bank stock	1,850	1,850	915	915
Loans receivable, net	341,671	344,234	197,500	200,449
Loans held for sale	1,852	1,852	—	—
Accrued interest receivable	1,873	1,873	1,275	1,275
Financial Liabilities				
Deposits	$363,501	$363,540	$260,800	$261,516
Long-term borrowings	21,500	21,370	14,500	14,319
Secured borrowings	3,733	3,733	—	—
Accrued interest payable	385	385	234	234

Note 16—Fair Values of Financial Instruments *(Continued)*

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 17—Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2004			
Basic earnings per share:			
Net income	$5,707	6,140,482	$0.93
Effect of dilutive securities:			
Options	—	166,542	(.02)
Diluted earnings per share:			
Net income	**$5,707**	**6,307,024**	**$0.91**
Year Ended December 31, 2003			
Basic earnings per share:			
Net income	$4,579	5,025,688	$0.91
Effect of dilutive securities:			
Options	—	94,006	(.01)
Diluted earnings per share:			
Net income	**$4,579**	**5,119,694**	**$0.90**
Year Ended December 31, 2002			
Basic earnings per share:			
Net income	$3,916	4,985,052	$0.79
Effect of dilutive securities:			
Options	—	35,738	(.01)
Diluted earnings per share:			
Net income	**$3,916**	**5,020,790**	**$0.78**

The number of shares shown for "options" is the number of incremental shares that would result from the exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

PACIFIC FINANCIAL CORPORATION AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 18—Condensed Financial Information—Parent Company Only

Condensed Balance Sheets—December 31

	2004	2003
Assets		
Cash	$ 5,011	$ 3,699
Investment in the Bank	44,600	25,208
Due from the Bank	316	89
Other assets	—	184
Total assets	**$49,927**	**$29,180**
Liabilities and Shareholders' Equity		
Dividends payable	$ 4,624	$ 3,530
Shareholders' equity	45,303	25,650
Total liabilities and shareholders' equity	**$49,927**	**$29,180**

Condensed Statements of Income—Years Ended December 31

	2004	2003	2002
Dividend Income from the Bank	$4,200	$3,729	$3,200
Expenses	(255)	(96)	(59)
Income before income tax benefit	**3,945**	**3,633**	**3,141**
Income Tax Benefit	85	30	20
Income before equity in undistributed income of the Bank	**4,030**	**3,663**	**3,161**
Equity in Undistributed Income of the Bank	1,677	916	755
Net income	**$5,707**	**$4,579**	**$3,916**

Note 18—Condensed Financial Information—Parent Company Only *(Continued)*

Condensed Statements of Cash Flows—Years Ended December 31

	2004	2003	2002
Operating Activities			
Net income	$ 5,707	$ 4,579	$ 3,916
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(1,677)	(916)	(755)
Net change in other assets	(218)	—	—
Other—net	60	(214)	(19)
Net cash provided by operating activities	**3,872**	**3,449**	**3,142**
Financing Activities			
Common stock issued	782	175	297
Dividends paid	(3,530)	(3,392)	(3,289)
Other, net	188	—	—
Net cash used in financing activities	**(2,560)**	**(3,217)**	**(2,992)**
Net increase in cash	**1,312**	**232**	**150**
Cash			
Beginning of year	3,699	3,467	3,317
End of year	**$ 5,011**	**$ 3,699**	**$ 3,467**

Note 19—Subsequent Events

In February 2005, the Board of Directors approved a 2-for-1 stock split to be paid April 4, 2005 to shareholders of record on March 15, 2005. The impact of this event has been retroactively reflected in the accompanying consolidated financial statements as of December 31, 2001 which is the earliest period presented. Additionally, in February 2005 the Company entered into a construction contract to build a branch facility in Lynden, Washington. Construction costs are estimated at $1,000,000.

Note 20—Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2004				
Interest income	$4,837	$6,180	$6,251	$6,631
Interest expense	879	1,077	1,150	1,273
Net interest income	**3,958**	**5,103**	**5,101**	**5,358**
Provision for credit losses	70	300	300	300
Non-interest income	571	903	892	796
Non-interest expenses	2,606	3,599	3,642	3,708
Income before income taxes	**1,853**	**2,107**	**2,051**	**2,146**
Income taxes	479	680	616	675
Net income	**$1,374**	**$1,427**	**$1,435**	**$1,471**
Earnings per common share:				
Basic	$ .25	$ .23	$ .23	$ .22
Diluted	.25	.22	.22	.22

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003				
Interest income	$3,922	$3,991	$3,982	$4,054
Interest expense	899	896	824	789
Net interest income	**3,023**	**3,095**	**3,158**	**3,265**
Provision for credit losses				
Non-interest income	444	457	539	406
Non-interest expenses	1,910	1,931	2,003	2,101
Income before income taxes	**1,557**	**1,621**	**1,694**	**1,570**
Income taxes	445	470	500	448
Net income	**$1,112**	**$1,151**	**$1,194**	**$1,122**
Earnings per common share:				
Basic	$ .22	$ .23	$ .24	$ .22
Diluted	.22	.23	.24	.21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

This document contains forward-looking statements that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to them. Forward-looking statements include the information concerning our possible future results of operations set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Any forward-looking statements in this document are subject to risks relating to, among other things, the following:

1. competitive pressures among depository and other financial institutions that may impede our ability to attract and retain borrowers, depositors and other customers, retain our key employees, and/or maintain our interest margins and fee income;
2. changes in the interest rate environment that may reduce our margins, decrease demand for our products and services, and adversely effect the value of our investment securities;
3. our growth strategy, particularly if accomplished through acquisitions, which may not be successful if we fail to accurately assess market opportunities, asset quality, anticipated cost savings, and transaction costs, or experience significant difficulty integrating acquired businesses or assets or opening new branches or lending offices;
4. our acquisition of BNW Bancorp Inc. which may be dilutive to earnings per share, or less beneficial than expected, if we do not realize expected cost savings or successfully integrate BNW Bancorp into the Company in a timely manner and without significant customer or employee disruptions or losses;
5. expenses and dedication of management resources in connection with our efforts to comply with changing laws, regulations, and standards arising primarily out of the Sarbanes-Oxley Act of 2002, including as a result of internal control requirements thereunder, that may significantly increase our costs and ongoing compliance expenditures and place additional burdens on our limited management resources;
6. general economic or business conditions, either nationally or in the state or regions in which we do business, that may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, and/or a reduced demand for credit;
7. any failure to comply with developing and changing standards of corporate governance and disclosure and internal control that could result in negative publicity, leading to declines in our stock price;
8. decreases in real estate prices, whether or not due to changes in economic conditions, that may reduce the value of our security for many of our loans; and
9. a lack of liquidity in the market for our common stock that may make it difficult or impossible for you to liquidate your investment in our stock or lead to distortions in the market price of our stock.

Our management believes the forward-looking statements are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Many of the factors that will determine our future results and share value are beyond our ability to control or predict. We undertake no obligation to update forward-looking statements.

STOCK SPLIT

All per share amounts and numbers of shares of our common stock included in this report have been retroactively adjusted for a two-for-one stock split declared on February 16, 2005, to be paid on April 4, 2005, to shareholders of record on March 15, 2005.

The following discussion should be read in conjunction with Pacific's audited consolidated financial statements and related notes appearing elsewhere in this report.

RESULTS OF OPERATIONS

Years ended December 31, 2004, 2003, and 2002

General. The Company's net income for 2004 was $5,707,000, a 24.6% increase compared to $4,579,000 in 2003, and an increase of 16.9% from $3,916,000 in 2002. Basic earnings per share were $.93, $.91, and $.79 for 2004, 2003, and 2002, respectively. Return on average assets was 1.41%, 1.61%, and 1.54% in 2004, 2003, and 2002, respectively. Return on average equity was 14.21%, 17.10%, and 15.81%, respectively, in 2004, 2003, and 2002. The increase in net income for the current year is primarily due to the acquisition of BNW Bancorp, Inc. effective February 27, 2004, coupled with increased lending volume. Reductions in return on average assets and return on average equity can be attributed to the costs of the acquisition, as well as the addition of goodwill associated with the purchase accounting treatment of the transaction.

The following table presents condensed consolidated statements of income for the Company for each of the years in the three-year period ended December 31, 2004.

	2004	Increase (Decrease) Amount	%	2003	Increase (Decrease) Amount	%	2002
	(Dollars in thousands)						
Interest income	$24,138	$8,189	51.3	$15,949	$ 170	1.1	$15,779
Interest expense	4,618	1,210	35.5	3,408	(583)	(14.6)	3,991
Net interest income	19,520	6,979	55.6	12,541	753	6.4	11,788
Provision for credit losses	970	970	100.0	—	(954)	(100.0)	954
Net interest income after provision for credit losses	18,550	6,009	47.9	12,541	1,707	15.8	10,834
Other operating income	3,162	1,316	71.3	1,846	(213)	(10.3)	2,059
Other operating expense	13,555	5,610	70.6	7,945	531	7.2	7,414
Income before income taxes	8,157	1,715	26.6	6,442	963	17.6	5,479
Income taxes	2,450	587	31.5	1,863	300	19.2	1,563
Net income	5,707	1,128	24.6	4,579	663	16.9	3,916

Net Interest Income. The Company derives the majority of its earnings from net interest income, which is the difference between interest income earned on interest earning assets and interest expense incurred on interest bearing liabilities. The following table sets forth information with regard to average balances of the interest earning assets and interest bearing liabilities and the resultant yields or cost, net interest income, and the net interest margin.

	Year Ended December 31,								
	2004			2003			2002		
	Average Balance	Interest Income (Expense)	Avg Rate	Average Balance	Interest Income (Expense)	Avg Rate	Average Balance	Interest Income (Expense)	Avg Rate
	(dollars in thousands)								
Assets									
Earning assets:									
Loans	$315,364	$21,881*	6.94%	$188,267	$13,381*	7.11%	$178,765	$13,212*	7.39%
Investment Securities:									
Taxable	34,174	1,415	4.14%	48,206	1,738	3.61%	32,991	1,541	4.67
Tax-Exempt	17,795	1,165*	6.55%	14,721	1,050*	7.13%	14,510	1,165*	8.03
Total investment securities	51,969	2,580	4.96%	62,927	2,788	4.43%	47,501	2,706	5.70
Federal Home Loan Bank Stock	1,114	60	5.39%	887	49	5.52%	3,102	186	6.01%
Federal funds sold and deposits in banks	3,329	44	1.32%	11,855	118	1.00%	5,644	107	1.90
Total earning assets/interest income	**$371,776**	**$24,565**	**6.61%**	**$263,936**	**$16,336**	**6.18%**	**$235,013**	**$16,211**	**6.90%**
Cash and due from banks	9,866			7,930			8,331		
Bank premises and equipment (net)	6,200			3,780			3,930		
Other assets	21,087			10,448			9,552		
Allowance for credit losses	(3,555)			(2,357)			(2,515)		
Total assets	**$405,374**			**$283,737**			**$254,310**		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Deposits:									
Savings and interest-bearing demand	$155,846	$(1,273)	.82%	$112,129	$ (827)	.74%	$104,111	$(1,080)	1.04
Time	112,078	(2,461)	2.20%	86,634	(2,096)	2.42%	79,664	(2,667)	3.35
Total deposits	**267,924**	**(3,734)**	**1.39%**	**198,763**	**(2,923)**	**1.47%**	**183,775**	**(3,747)**	**2.04**
Short-term borrowings	7,825	(96)	1.23%	—	—	—	174	(4)	2.48
Long-term borrowings	17,000	(549)	3.23%	14,071	(485)	3.45%	6,548	(240)	3.67%
Secured borrowings	4,078	(239)	5.86%	—	—	—	—	—	—
Total interest-bearing liabilities/ Interest expense	**$296,827**	**$(4,618)**	**1.56%**	**$212,834**	**$(3,408)**	**1.60%**	**$190,497**	**$(3,991)**	**2.10**
Demand deposits	66,135			42,864			36,180		
Other liabilities	2,258			1,253			2,867		
Shareholders' equity	40,154			26,786			24,766		
Total liabilities and shareholders' equity	**$405,374**			**$283,737**			**$254,310**		
Net interest income		**$19,947***			**$12,928***			**$12,220***	
Net interest income as a percentage of average earning assets									
Interest income			6.61%			6.18%			6.90%
Interest expense			1.24%			1.29%			1.72%
Net interest income			**5.37%**			**4.89%**			**5.18%**
Net interest margin (1)			**5.25%**			**4.75%**			**5.05%**

* Tax equivalent basis—34% tax rate used

(1) Net interest income divided by average interest earning assets

Nonaccrual loans are included in "loans."

Interest income on loans include loan fees of $1,572,500, $1,003,182, and $778,605 in 2004, 2003, and 2002, respectively.

For purposes of computing the average yield, the Company used historical cost balances which do not give effect to changes in fair value that are reflected as a component of shareholders' equity.

Net interest income increased 55.6% to $19,520,000 in 2004 compared to 2003. The increase is primarily the result of the acquisition of BNW. The Company's interest income increased 51.3% to $24,138,000 in 2004 from $15,949,000 in 2003. This increase is due to the increased balances in loans. The continued low interest rates for most of 2004 allowed the Company to maintain a reasonable cost of funds ratio. Although interest expense increased to $4,618,000 in 2004, compared to $3,408,000 in 2003 due primarily to the BNW acquisition, the cost of funds ratio decreased slightly to 1.24% in 2004 compared to 1.29% in 2003. Net interest income increased 6.4% to $12,541,000 in 2003 compared to 2002. The increase was primarily the result of no provision for credit losses as a result of an improvement in the quality of the credit portfolio. The Company's interest income increased 1.1% to $15,949,000 in 2003 from $15,779,000 in 2002. The increase was due to increased balances in interest bearing deposits in banks, fed funds sold, securities and loans.

The Company's average loan portfolio increased $127,097,000, or 67.5%, from year end 2003 to year end 2004, and increased $9,502,000, or 5.3%, from 2002 to 2003. The growth in 2004 is primarily due to the acquisition of BNW effective February 27, 2004. Growth during 2003 was primarily due to opening of a loan production office on August 1, 2003 in Gearhart, Oregon. A large portion of the Company's loan portfolio rates are tied to variable rate indexes. Given the unprecedented low interest rate environment since 2002, the Company is positioned well for rate increases the Federal Reserve has indicated will continue.

The Company's average investment portfolio decreased $10,958,000 or 17.4% from 2003. The decrease was due to maturing investments being utilized to fund loan production. The Company's average investment portfolio increased $15,426,000, or 32.5%, during 2003 from 2002. The changes in 2003 were invested in various long-term investment products, resulting in an increase in earnings.

The Company's average deposits increased $69,161,000 or 34.8% from 2003, and increased $14,988,000 or 8.2% in 2003 from 2002. The primary reason for the increase in 2004 is due to the acquisition of BNW and continuation of its targeted marketing program after the acquisition. Deposit growth in Pacific's historical markets during 2004 totaled $20.7 million, or 8%.

The Company increased its average borrowings during 2004 by $10,754,000 or 76.4%. These borrowings consist of advances from the Federal Home Loan Bank of Seattle. The proceeds were used to fund loan growth. The Company increased its average borrowings during 2003 by $7,523,000 or 114.9%. Secured borrowings increased to $3,733,000 compared to none the previous year. The secured borrowings at December 31, 2004 represent borrowings collateralized by participation interests in loans originated by the Company. These borrowings are repaid as payments are made on the underlying loans, bearing interest rates ranging from 5.75% to 8.5%.

Net interest margins were 5.25%, 4.75%, and 5.05%, for the years ended December 31, 2004, 2003, and 2002, respectively.

The following table presents changes in net interest income attributable to changes in volume or rate. Changes not solely due to volume or rate are allocated to volume and rate based on the absolute values of each.

	2004 compared to 2003			2003 compared to 2002		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
	(dollars in thousands)					
Interest earned on:						
Loans	$ 8,798	$(298)	$ 8,500	$ 687	$ (518)	$ 169
Securities:						
Taxable	(582)	259	(323)	602	(405)	197
Tax-exempt	206	(91)	115	17	(132)	(115)
Total securities	(376)	168	(208)	619	(537)	82
Federal Home Loan Bank Stock	32	(21)	11	(123)	(14)	(137)
Fed funds sold and interest bearing deposits in other banks	(104)	30	(74)	79	(68)	11
Total interest earning assets	8,350	(121)	8,229	1,262	(1,137)	125
Interest paid on:						
Savings and interest bearing demand deposits	(350)	(96)	(446)	(78)	331	253
Time deposits	(572)	207	(365)	(218)	789	571
Other borrowings	(299)	139	(160)	(254)	13	(241)
Secured borrowings	(239)	—	(239)	—	—	—
Total interest bearing liabilities	(1,221)	250	(1,210)	(550)	1,133	583
Change in net interest income	6,890	129	7,019	712	(4)	708

Non-Interest Income. Non-interest income was $3,162,000 for 2004, an increase of $1,316,000 or 71.3% from 2003 when it totaled $1,846,000. The 2003 amount was a decrease of $213,000 or 10.3% compared to the 2002 total of $2,059,000.

The following table represents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2004.

	2004	Increase (Decrease) Amount	%	2003	Increase (Decrease) Amount	%	2002
	(Dollars in thousands)						
Service charges on deposit accounts	$1,297	$ 270	26.3%	$1,027	$ (42)	(3.9)%	$1,069
Mortgage broker fees	12	(89)	(88.1)%	101	98	326.7%	3
Income from and gains on sale of foreclosed real estate	77	51	196.2%	26	(266)	(91.1)%	292
Net gains from sales of loans	1,026	992	2917.7%	34	34	100.0%	—
Net gain on sale of securities	3	(1)	(25.0)%	4	4	100.0%	—
Earnings on bank owned life insurance	378	50	15.2%	328	(22)	(6.3)%	350
Other operating income	369	45	13.2%	326	(19)	(5.5)%	345
Total non-interest income	3,162	1,316	71.3%	1,846	(213)	(10.3)%	2,059

In 2004, service charges on deposit accounts increased $270,000 or 26.3% to a total of $1,297,000 compared to $1,027,000 in 2003. The 2003 total was down $42,000 or 3.9% compared to the 2002 total of $1,069,000. The increase in 2004 was attributable primarily to the BNW acquisition.

Income from sources other than service charges on deposit accounts totaled $1,865,000 in 2004, an increase of $1,046,000 from 2003, or 127.7%. The primary reason for the increase was the acquisition of BNW and gains on sale of loans, which totaled $1,026,000 during 2004. Other major components of non-interest income were gains on sale of foreclosed real estate and bank owned life insurance income. Income from other sources for 2003 was $819,000, a decrease of $171,000 or 17.3% compared to 2002, primarily due to a decrease from foreclosed real estate income and gain on sale of foreclosed real estate.

Non-Interest Expense. Total non-interest expense in 2004 was $13,555,000, an increase of $5,610,000 or 70.6% compared to $7,945,000 in 2003. In 2003 non-interest expense increased $531,000 or 7.2% compared to $7,414,000 in 2002.

The following table represents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2004.

		Increase (Decrease)			Increase (Decrease)		
	2004	Amount	%	2003	Amount	%	2002
			(Dollars in thousands)				
Salaries and employee benefits	$ 8,134	$3,370	70.7%	$4,764	$ 568	13.5%	$4,196
Occupancy and equipment	1,588	623	64.6%	965	(19)	(1.9%)	984
State taxes	306	237	343.5%	69	(137)	(66.5%)	206
Data processing	614	309	101.3%	305	37	13.8%	268
Other expense	2,913	1,071	58.1%	1,842	82	4.7%	1,760
Total non-interest expense	$13,555	$5,610	70.6%	$7,945	$ 531	7.2%	$7,414

Salary and employee benefits increased by $3,370,000, or 70.7%, in 2004 to $8,134,000 and increased by $568,000, or 13.5%, in 2003 compared to 2002. Salary and benefits increased primarily due to a larger employee base in 2004, the result of the BNW acquisition, in addition to normal merit increases. At the time of acquisition, the Company had 96 full time equivalent employees and BNW employed 52 full time equivalent employees. At year end, the Bank had 157 full time equivalent employees.

Occupancy and equipment expense increased $623,000 or 64.6% in 2004 and decreased $19,000 or 1.9% in 2003. The increase in 2004 relates directly to the BNW acquisition. BNW operated five locations in its market area. Three of the branches, including the Barkley branch, Birch Bay branch and Lynden branch operate in leased facilities. Two branches, the Bellingham branch and Everson branch, are owned by the Company. The decrease in 2003 was due to reduced equipment depreciation expenses.

State taxes paid in 2004 totaled $306,000, an increase of $237,000 or 343.5% due to increased revenues. State taxes paid in 2003 decreased $137,000 or 66.5% compared to 2002. This was the result of a tax refund pertaining to an application filed by the Company with the Washington State Department of Revenue for overpayment of business and occupation tax.

Data processing expense increased $309,000 or 101.3% in 2004 due to the BNW acquisition. Although it was planned to consolidate BNW data processing operations into the Company's systems during 2004, the conversion was delayed into 2005. Accordingly, the Company was not able to realize the savings associated with the conversion during 2004.

The $1,071,000 or 58.1% increase in other expense in 2004 was due primarily to the BNW acquisition, including travel expense, core deposit intangible amortization expense, loan expense and marketing expense. In addition, costs associated with implementing section 404 of the Sarbanes-Oxley Act resulted in a direct increase in compliance expense of approximately $170,000.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its evaluation of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy as related to the allowance for credit losses. The Company's allowance for credit loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements. Qualitative factors include the general economic environment in the Company's markets, including economic conditions and, in particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of its loan portfolio, it intends to enhance its methodology accordingly. A materially different amount could be reported for the provision for credit losses in the statement of operations to change the allowance for credit losses if management's assessment of the above factors were different. This discussion and analysis should be read in conjunction with the Company's financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management's Discussion and Analysis section entitled "LENDING—Allowance and Provision for Credit Losses." Although management believes the levels of the allowance as of both December 31, 2004 and 2003 were adequate to absorb losses inherent in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot reasonably be predicted at this time.

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is presumed to have an indefinite useful life and is tested, at least annually, for impairment at the reporting unit level. The Company performs an annual review each year, or more frequently if indicators of potential impairment exists, to determine if the recorded goodwill is impaired. The Company's impairment review process compares the fair value of the Company to its carrying value, including the goodwill related to the Company. If the fair value exceeds the carrying value, goodwill of the Company is not considered impaired and no additional analysis is necessary. As of December 31, 2004, there have been no events or changes in circumstances that would indicate a potential impairment.

ASSET AND LIABILITY MANAGEMENT

The largest component of the Company's earnings is net interest income. Interest income and interest expense are affected by general economic conditions, competition in the market place, market interest rates and repricing and maturity characteristics of the Company's assets and liabilities. Exposure to interest rate risk is primarily a function of differences between the maturity and repricing schedules of assets (principally loans and investment securities) and liabilities (principally deposits). Assets and liabilities are described as interest sensitive for a given period of time when they mature or can reprice within that period. The difference between the amount of interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitive "GAP" for any given period. The "GAP" may be either positive or negative. If positive, more assets reprice than liabilities. If negative, the reverse is true.

Certain shortcomings are inherent in the interest sensitivity "GAP" method of analysis. Complexities such as prepayment risk and customer responses to interest rate changes are not taken into account in the "GAP" analysis. Accordingly, management also utilizes a net interest income simulation model to measure interest rate sensitivity. Simulation modeling gives a broader view of net interest income variability, by providing various rate shock exposure estimates. Management regularly reviews the interest rate risk position and provides measurement reports to the Board of Directors.

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2004 and differences between them for the maturity or repricing periods indicated.

	Due in one year or less	Due after one through five years	Due after five years	Total
	(dollars in thousands)			
Interest earning assets				
Loans, including loans held for sale	$165,783	$ 96,443	$ 85,533	$347,759
Investment securities	9,329	18,935	14,726	42,990
Fed Funds and interest bearing balances with banks	11,494	—	—	11,494
Federal Home Loan Bank Stock	—	—	1,850	1,850
Total interest earning assets	$186,606	$115,378	$102,109	$404,093
Interest bearing liabilities				
Interest bearing demand deposits	$ 55,650	$ —	$ —	$ 55,650
Savings deposits	123,784	—	—	123,784
Time deposits	84,076	28,280	—	112,356
Long term borrowings	5,000	16,500	—	21,500
Secured borrowings	—	—	3,733	3,733
Total interest bearing liabilities	$268,510	$ 44,780	$ 3,733	$317,023
Net interest rate sensitivity GAP	$(81,904)	$ 70,598	$ 98,376	$ 87,070
Cumulative interest rate sensitivity GAP		$(11,306)	$ 87,070	$ 87,070
Cumulative interest rate sensitivity GAP as a % of earning assets		(2.8)%	21.5%	21.5%

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2003 and difference between them for the maturity or repricing periods indicated.

	Due in one year or less	Due after one through five years	Due after five years	Total
	(dollars in thousands)			
Loans	$ 78,261	$ 43,407	$78,070	$199,738
Investment securities	27,136	21,652	16,673	65,461
Fed Funds and interest bearing balances with banks	20,392	—	—	20,392
Federal Home Loan Bank Stock	—	—	915	915
Total interest earning assets	$125,789	$ 65,059	$95,658	$286,506
Interest bearing liabilities				
Interest bearing demand deposits	$ 47,388	$ —	$ —	$ 47,388
Savings deposits	84,105	—	—	84,105
Time deposits	59,040	26,405	—	85,445
Long term borrowings	2,000	6,500	6,000	14,500
Total interest bearing liabilities	$192,533	$ 32,905	$ 6,000	$231,438
Net interest rate sensitivity GAP	$(66,744)	$ 32,154	$89,658	$ 55,068
Cumulative interest rate sensitivity GAP		$(34,590)	$55,068	$ 55,068
Cumulative interest rate sensitivity GAP as a % of earning assets		(12.1)%	19.2%	19.2%

Effects of Changing Prices. The results of operations and financial conditions presented in this report are based on historical cost information, and are unadjusted for the effects of inflation. Since the assets and liabilities of financial institutions are primarily monetary in nature, the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effects of inflation on financial institutions is normally not as significant as its influence on businesses which have investments in plants and inventories. During periods of high inflation there are normally corresponding increases in the money supply, and financial institutions will normally experience above-average growth in assets, loans and deposits. Inflation does increase the price of goods and services, and therefore operating expenses increase during inflationary periods.

INVESTMENT PORTFOLIO

The Company's investment securities portfolio decreased $22,471,000, or 34.3% during 2004 to $42,990,000 at year end from $65,461,000 in 2003, which was a $2,869,000 increase over 2002. The changes in 2004 were primarily in other securities as the Company liquidated the majority of the mutual funds it held. Proceeds from sales were used to fund loans. The changes in 2003 were primarily in U.S. Government agency mortgaged backed securities.

The carrying values of investment securities at December 31 in each of the last three years are as follows:

	2004	2003	2002
HELD TO MATURITY	(dollars in thousands)		
U.S. Agencies securities	$1,714	$2,944	$ 6,611
Obligations of states and political subdivisions	5,496	5,044	3,751
Total	$7,210	$7,988	$10,362

	2004	2003	2002
AVAILABLE FOR SALE	(dollars in thousands)		
U.S. Agencies securities	$14,778	$18,030	$19,164
Obligations of states and political subdivisions	12,942	14,751	12,098
Other securities	8,060	24,692	20,968
Total	$35,780	$57,473	$52,230

The following table presents the maturities of investment securities at December 31, 2004. Taxable equivalent values are used in calculating yields assuming a tax rate of 34%.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
HELD TO MATURITY		(dollars in thousands)			
U.S. Agency securities	$ —	$ —	$ —	$1,714	$1,714
Weighted average yield	—	—	—	4.82%	
Obligations of states and political subdivisions	$ —	$2,371	$1,205	$1,920	$5,496
Weighted average yield	—	4.41%	6.91%	6.89%	
Total	$ —	$2,371	$1,205	$3,634	$7,210

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE		(dollars in thousands)			
U.S. Agency securities	$1,606	$ 5,033	$3,289	$4,850	$14,778
Weighted average yield	3.05%	3.16%	4.75%	4.66%	
Obligations of states and political subdivisions	$1,773	$ 5,662	$3,361	$2,146	$12,942
Weighted average yield	7.08%	7.75%	8.99%	8.34%	
Other securities	$5,950	$ 2,111	—	—	$ 8,060
Weighted average yield	4.43%	4.54%	—	—	
Total	$9,329	$12,806	$6,650	$6,995	$35,780

LENDING

General. The Company's policy is to originate loans primarily in its local markets. Depending on the purpose of the loan, the loans may be secured by a variety of collateral, including business assets, real estate, and personal assets.

The following table sets forth the composition of the Company's loan portfolio at December 31 in each of the past five years.

	2004	2003	2002	2001	2000
			(dollars in thousands)		
Commercial	$111,050	$ 64,344	$ 69,794	$ 72,427	$ 68,827
Real Estate Construction	49,347	11,894	9,697	6,554	6,118
Real Estate Mortgage	176,011	117,940	101,151	91,714	96,334
Installment	9,653	4,625	4,114	4,941	4,612
Credit cards and overdrafts	1,979	935	1,034	968	1,277
Less unearned income	(281)	—	—	—	—
Total	$347,759	$199,738	$185,790	$176,604	$177,168

Loan Maturities and Sensitivity in Interest Rates. The following table presents information related to maturity distribution and interest rate sensitivity of commercial and real estate construction loans outstanding, based on scheduled repayments at December 31, 2004.

	Due in one year or less	Due after one through five years	Due after five years	Total
		(dollars in thousands)		
Commercial	$33,132	$35,966	$41,952	$111,050
Real estate construction	29,612	10,016	9,719	49,347
Total	$62,744	$45,982	$51,671	$160,397
Total loans maturing after one year with				
Predetermined interest rates (fixed)		$31,903	$73,355	$105,258
Floating or adjustable rates (variable)		64,784	5,446	70,230
Total		$96,687	$78,801	$175,488

At December 31, 2004, 22.1% of the total loan portfolio presented above was due in one year or less.

Risk Elements. Risk elements include accruing loans past due ninety days or more, non-accrual loans, and loans which have been restructured to provide reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties. The Company's policy for placing loans on non-accrual status is based upon management's evaluation of the ability of the borrower to meet both principal and interest payments as they become due. Generally, loans with interest or principal payments which are ninety or more days past due are placed on non-accrual, unless they are well-secured and in the process of collection, and the interest accrual is reversed against income.

The following table presents information related to the Company's non-accrual loans and other non-performing assets at December 31 in each of the last five years.

	2004	2003	2002	2001	2000
			(dollars in thousands)		
Non-accrual loans	$470	$465	$1,864	$1,254	$3,128
Accruing loans past due 90 days or more	—	—	2	79	292
Restructured loans	—	—	—	—	—
Foreclosed real estate owned	40	98	686	1,040	—

Non-accrual loans increased approximately $5,000 to $470,000 in 2004 from 2003. The total is net of charge-offs based on management's estimate of fair market value or the result of appraisals. The balance consists of real estate and a commercial loan guaranteed by the SBA. During 2004, sales of foreclosed real estate owned totaled $58,000.

Non-accrual loans decreased $1,399,000 to $465,000 at year-end 2003 after increasing to $1,864,000 in 2002 from $1,254,000 in 2001. The non-accrual loans in 2000 were attributable to the decline in the regional and national economies and the local agriculture economy. Interest income on non-accrual loans that would have been recorded had those loans performed in accordance with their initial terms, as of December 31, was $8,000 for 2004, $37,000 for 2003, $118,000 for 2002, $75,000 for 2001, and $168,000 for 2000. Interest income recognized on impaired loans for 2004 was $16,000, for 2003 was $19,000, for 2002 was $13,000, for 2001 was $2,000, and for 2000 was $31,000.

Loan Concentrations. The Company has credit risk exposure related to real estate loans. The Company makes real estate loans for construction and loans for other purposes which are secured by real estate. At December 31, 2004, loans secured by real estate totaled $225,358,000, which represents 64.8% of the total loan portfolio. Real estate construction loans comprised $49,347,000 of that amount, while real estate loans secured by residential properties totaled $52,339,000. As a result of these concentrations of loans, the loan portfolio is susceptible to changes in economic and market conditions in the Company's market areas. The Company generally requires collateral on all real estate exposures and typically maintains loan-to-value ratios of no greater than 80%.

Allowance and Provision for Credit Losses. The allowance for credit losses reflects management's current estimate of the amount required to absorb losses on existing loans and commitments to extend credit. Loans deemed uncollectible are charged against and reduce the allowance. Periodically, a provision for credit losses is charged to current expense. This provision acts to replenish the allowance for credit losses and to maintain the allowance at a level that management deems adequate. There is no precise method of predicting specific loan losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for credit losses can be determined only on a judgmental basis, after full review, including (a) consideration of economic conditions and the effect on particular industries and specific borrowers; (b) a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors; (c) a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff credit personnel of all loans which are identified as being of less than acceptable quality; (d) an in-depth appraisal, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly appraisals, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and (e) an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans. A formal analysis of the adequacy of the allowance is conducted quarterly and is reviewed by the Board of Directors. Based on this analysis, management considers the allowance for credit losses to be adequate.

Periodic provisions for loan losses are made to maintain the allowance for credit losses at an appropriate level. The provisions are based on an analysis of various factors including historical loss experience based on volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions.

Transactions in the allowance for credit losses for the five years ended December 31, 2004 are as follows:

	2004	2003	2002	2001	2000
		(dollars in thousands)			
Balance at beginning of year	$2,238	$2,473	$2,109	$2,026	$1,930
Charge-offs:					
Commercial	235	17	131	170	554
Real estate loans	18	239	461	366	—
Credit card	11	6	16	13	6
Installment	11	3	24	15	8
Total charge-offs	$ 275	$ 265	$ 632	$ 564	$ 568
Recoveries:					
Commercial	$ 7	$ 5	$ 11	$ 54	$ 15
Real estate loans	123	23	28	12	11
Credit card	1	1	2	—	—
Installment	—	1	1	1	3
Total recoveries	$ 131	$ 30	$ 42	$ 67	$ 29
Net charge-offs (recoveries)	144	235	590	497	539
Provision for credit losses	970	—	954	580	635
BNW Bancorp, Inc. acquisition	1,172	—	—	—	—
Balance at end of year	$4,236	$2,238	$2,473	$2,109	$2,026
Ratio of net charge-offs (recoveries) to average loans outstanding	.05%	.12%	.33%	.29%	.33%

The allowance for credit losses was $4,236,000 at year-end 2004, compared with $2,238,000 at year-end 2003, an increase of $1,998,000 or 89.3%. The aggregate increase resulted from the BNW acquisition and a provision of $970,000 in 2004. The increased level of allowance for credit losses was primarily due to the growth of the loan portfolio. Changes in the composition of the loan portfolio included a 72.6% increase in commercial loans, while real estate construction and real estate mortgage loans increased 73.7%. Estimated loss factors used in the allowance for credit loss analysis are established based in part on historic charge-off data by loan category and economic conditions. Based on the trends in historical charge-offs analysis, the loss factors used in the allowance for credit loss analysis for commercial loans and real estate loans were increased during the year ended December 31, 2004.

Based on the methodology used for credit loss analysis, management deemed the allowance for credit losses of $4,236,000 at December 31, 2004 (1.23% of total loans outstanding and 832.22% of non-performing loans) adequate to provide for probable losses based on an evaluation of known and inherent risks in the loan portfolio at that date.

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1996, issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition Disclosures, an amendment to SFAS No. 114". The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at the lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment.

The following table summarizes the Bank's impaired loans at December 31:

	2004	2003	2002	2001	2000
			(dollars in thousands)		
Total Impaired Loans	$7,934	$588	$2,314	$1,662	$3,128
Total Impaired Loans with Valuation Allowance	7,464	123	18	1,180	1,114
Valuation Allowance related to Impaired Loans	200	23	2	143	412

No allocation of the allowance for credit losses was considered necessary for the remaining impaired loans. The balance of the allowance for credit losses in excess of these specific reserves is available to absorb losses from all loans.

It is the Company's policy to charge-off any loan or portion of a loan that is deemed uncollectible in the ordinary course of business. The entire allowance for credit losses is available to absorb such charge-offs. The Company allocates its allowance for credit losses primarily on the basis of historical data. Based on certain characteristics of the portfolio, losses can be anticipated for major loan categories.

The following table presents the allocation of the allowance for credit losses among the major loan categories based primarily on their historical net charge-off experience and other business considerations at December 31 in each of the last five years.

	2004 Reserve	% of Total Loans	2003 Reserve	% of Total Loans	2002 Reserve	% of Total Loans	2001 Reserve	% of Total Loans	2000 Reserve	% of Total Loans
Commercial loans	$1,680	32%	764	32%	$ 967	37%	$ 548	41%	$ 689	39%
Real estate loans	2,432	65%	1,399	65%	1,406	60%	1,413	56%	1,256	58%
Consumer loans	124	3%	75	3%	100	3%	148	3%	81	3%
Total allowance	$4,236	100%	2,238	100%	$2,473	100%	$2,109	100%	$2,026	100%
Ratio of allowance for credit losses to loans outstanding at end of year		1.23%		1.12%		1.33%		1.19%		1.14%

The table indicates an increase of $916,000 in the allowance related to commercial loans from December 31, 2003 to December 31, 2004, an increase of $1,033,000 relating to real estate loans, and an increase of $49,000 related to consumer loans. The primary reason for the increases and changes in percentage allocations are due to the acquisition of BNW and the resulting changes in portfolio mix. There was a decrease of $203,000 from December 31, 2002 to December 31, 2003 in the allowance related to commercial loans, with additional decreases of $7,000 in real estate loans and $25,000 in consumer loans during the same period.

DEPOSITS

The Company's primary source of funds has historically been customer deposits. A variety of deposit products are offered to attract customer deposits. The products include non-interest bearing demand accounts, negotiable order of withdrawal (NOW) accounts, savings accounts, and time deposits. Interest-bearing accounts earn interest at rates established by management, based on competitive market factors and the need to increase or decrease certain types of maturities of deposits. The Company has succeeded in growing its deposit base over the last three years despite increasing competition for deposits in our markets. The Company believes that it has benefited from its local identity and superior customer service. Attracting deposits remains integral to the Company's business as it is the primary source of funds for loans and a major decline in deposits or failure to attract deposits in the future could have an adverse effect on operations.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits for the periods indicated.

	2004	RATE	2003	RATE	2002	RATE
	(dollars in thousands)					
Demand deposits	$ 66,135	0.00%	$ 42,864	0.00%	$ 36,180	0.00%
Interest bearing demand deposits	49,547	.42%	33,251	.42%	29,137	.76%
Savings deposits	106,299	.87%	78,878	.87%	74,974	1.15%
Time deposits	112,078	2.20%	86,634	2.42%	79,664	3.35%
Total	$334,059	1.39%	$241,627	1.20%	$219,955	1.70%

Maturities of time certificates of deposit as of December 31, 2004 are summarized as follows:

	Under $100,000	Over $100,000	Total
	(dollars in thousands)		
3 months or less	$26,928	$30,655	$ 57,583
Over 3 through 6 months	11,940	8,365	20,305
Over 6 through 12 months	5,185	1,003	6,188
Over 12 months	13,309	14,971	28,280
Total	57,362	54,994	112,356

Deposit growth in 2004 was largely attributable to the BNW acquisition. At acquisition, BNW demand deposits totaled $16.3 million, interest bearing demand deposits totaled $8.1 million, savings deposits totaled $25.6 million and time deposits totaled $37.8 million for a total of $87.8 million. Since the acquisition, demand deposits in the Whatcom market area have increased $5.6 million, interest bearing demand deposits have increased $751,000, savings deposits have decreased $3 million and time deposits have decreased $15.5 million. The decrease in time deposits is primarily due to the non-renewal of brokered time deposits acquired from BNW, as the Company traditionally has not sought brokered deposits.

SHORT-TERM BORROWINGS

The following is information regarding the Company's short-term borrowings for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
	(dollars in thousands)		
Amount outstanding at end of period	$ —	$—	$1,800
Weighted average interest rate thereon	—%	—%	1.35%
Maximum amount outstanding at any month end during period	$22,313	$—	$2,790
Average amounts outstanding during the period	7,825	—	174
Weighted average interest rate during period	1.23%	—%	2.48%

CONTRACTUAL OBLIGATIONS

The following is information regarding the Company's long-term obligations, which consist of borrowings from the Federal Home Loan Bank of Seattle, premises under operating leases and construction contract to build a branch for the year ended December 31, 2004.

	Payments due by Period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Federal Home Loan Bank borrowings	$21,500	$5,000	$7,000	$9,500	$—
Operating leases	648	—	462	186	—
Construction contract	1,086	—	1,086	—	—
Total long-term obligations	$23,234	$5,000	$8,548	$9,686	$—

COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2004	2003
Commitments to extend credit	$75,188	$44,044
Standby letters of credit	3,997	2,715

KEY FINANCIAL RATIOS

Year ended December 31,	2004	2003	2002	2001	2000
Return on average assets	1.41%	1.61%	1.54%	1.55%	1.34%
Return on average equity	14.21%	17.10%	15.81%	15.57%	14.95%
Average equity to average assets ratio	9.91%	9.44%	9.74%	9.96%	8.96%
Dividend payout ratio	81%	77%	87%	86%	97%

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The primary concern of depositors, creditors and regulators is the Company's ability to have sufficient funds readily available to repay liabilities as they mature. In order to ensure adequate funds are available at all times, the Company monitors and projects the amount of funds required on a daily basis. Through the Bank, the Company obtains funds from its customer base, which provides a stable source of "core" demand and consumer deposits.

Other sources are available with borrowings from the Federal Home Loan Bank of Seattle and correspondent banks. Liquidity requirements can also be met through disposition of short-term assets. In management's opinion, the Company maintains an adequate level of liquid assets, consisting of cash and due from banks, interest bearing deposits with banks, and federal funds sold to support the daily cash flow requirements.

Management expects to continue to rely on customer deposits as the primary source of liquidity, but may also obtain liquidity from maturity of its investment securities, sale of securities currently available for sale, net income, and other borrowings. Although deposit balances have shown historical growth, deposit habits of customers may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, consumer confidence, and competition. Borrowings may be used on a short-term basis to compensate for reductions in deposits, but are generally not considered a long term solution to liquidity issues. Therefore, reductions in deposits could adversely affect the Company's results of operations.

Capital. The Company endeavors to maintain equity capital at an adequate level to support and promote investor confidence. The Company conducts its business through the Bank. Thus, the Company needs to be able to provide capital and financing to the Bank should the need arise. The primary sources for obtaining capital are additional stock sales and retained earnings. Total shareholders' equity averaged $40,154,000 in 2004, which includes $11,282,000 of goodwill associated with the BNW acquisition. Shareholders' equity averaged $26,786,000 in 2003, compared to $24,766,000 in 2002, an increase of 8.2%.

The Company's Board of Directors considers financial results, growth plans, and anticipated capital needs in formulating its dividend policy. The payment of dividends is subject to adequate financial results of the Bank, and limitations imposed by law and governmental regulations.

The Federal Reserve has established guidelines that mandate risk-based capital requirements for bank holding companies. Under the guidelines, one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. The Company's capital ratios include the assets of the Bank on a consolidated basis in accordance with the requirements of the Federal Reserve. The Company's capital ratios have exceeded the minimum required to be classified "well capitalized" for each of the past three years.

The following table sets forth the minimum required capital ratios and actual ratios for December 31, 2004 and 2003.

	Actual		Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)			
December 31, 2004				
Tier 1 capital (to average assets)				
Consolidated	$32,899	7.83%	$16,790	4.00%
Bank	32,197	7.76%	16.601	4.00%
Tier 1 capital (to risk-weighted assets)				
Consolidated	32,899	9.00%	14,636	4.00%
Bank	32,197	8.81%	14,624	4.00%
Total capital (to risk-weighted assets)				
Consolidated	37,135	10.15%	29,273	8.00%
Bank	36,433	9.97%	29,247	8.00%
December 31, 2003				
Tier 1 capital (to average assets)				
Consolidated	$25,190	8.49%	$11,864	4.00%
Bank	24,651	8.31%	11.864	4.00%
Tier 1 capital (to risk-weighted assets)				
Consolidated	25,190	11.62%	8,675	4.00%
Bank	24,651	11.37%	8,675	4.00%
Total capital (to risk-weighted assets)				
Consolidated	27,428	12.65%	17,350	8.00%
Bank	26,889	12.40%	17,350	8.00%

OTHER EVENTS

On February 16, 2005, the Board of Directors approved a two-for-one stock split for shareholders of record as of March 15, 2005, payable April 4, 2005. Additionally, in February 2005 the Company entered into a construction contract to build a new branch facility in Lynden, Washington, a town in Whatcom County. Construction costs are estimated at $1 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's results of operations are largely dependent upon its ability to manage interest rate risk. Management considers interest rate risk to be a significant market risk that could have a material effect on the Company's financial condition and results of operations. The Company does not currently use derivatives to manage market and interest rate risks. All of the Company's transactions are denominated in U.S. dollars. Approximately 62% of the Company's loans have interest rates that float with the Company's reference rate. Fixed rate loans generally are made with a term of five years or less.

In the Asset and Liability section of the Management's Discussion and Analysis in Item 7 is a table presenting estimated maturity or pricing information indicating the Company's exposure to interest rate changes. The assumptions and description of the process used to manage interest rate risk is further discussed in the Asset and Liability Management section. The following table discloses the balances of financial instruments held by the Company, including the fair value as of December 31, 2004.

The expected maturities are disclosed based on contractual schedules. Principal repayments are not considered. The expected maturities for financial liabilities with no stated maturity reflect estimated future roll-off rates. The roll-off rates for non-interest bearing deposits, interest bearing demand deposits, money market accounts, and savings deposits are 15%, 25%, 25% and 20%, respectively. The interest rates disclosed are based on rates in effect at December 31, 2004. Fair values are estimated in accordance with generally accepted accounting principles as disclosed in the financial statements.

Year ended December 31, 2004 (dollars in thousands)	Expected Maturity 2005	2006	2007	2008	2009	there after	Total	Fair Value
Financial Assets								
Cash and cash equivalents								
Non-interest bearing	$ 10,213	—	—	—	—	—	$ 10,213	$ 10,213
Interest bearing deposits in banks	$ 5,460	—	—	—	—	—	$ 5,460	$ 5,460
Weighted average interest rate	2.14%							
Federal funds sold								
Fixed rate	$ 6,034	—	—	—	—	—	$ 6,034	$ 6,034
Weighted average interest rate	2.01%							
Securities available for sale								
Fixed rate	$ 9,329	$3,431	$ 3,399	$1,088	$ 4,863	$13,670	$ 35,780	$ 35,780
Weighted average interest rate	5.82%	4.30%	2.91%	4.06%	4.56%	4.43%		
Securities held to maturity								
Fixed rate	—	—	$ 619	$1,047	$ 420	$ 5,124	$ 7,210	$ 7,312
Weighted average interest rate	—	—	2.50%	2.99%	3.45%	3.71%		
Loans receivable								
Fixed rate	$ 34,904	$4,973	$ 6,598	$4,950	$ 8,194	$68,876	$128,495	$131,056
Weighted average interest rate	6.49%	6.89%	7.17%	6.88%	6.24%	6.92%		
Adjustable rate	$149,033	$4,883	$39,257	$4,917	$15,727	$ 5,447	$219,264	$219,264
Weighted average interest rate	6.39%	6.03%	6.23%	5.35%	6.38%	5.25%		
Federal Home Loan Bank stock	—	—	—	—	—	$ 1,850	$ 1,850	$ 1,850
Weighted average interest rate						2.96%		

Year ended December 31, 2004 (dollars in thousands)	Expected Maturity 2005	2006	2007	2008	2009	there after	Total	Fair Value
Financial Liabilities								
Non-interest bearing deposits	$10,756	$15,238	$11,429	$8,915	$7,132	$18,241	$71,711	$71,711
Interest bearing checking accounts	$ 8,291	$11,747	$ 8,810	$5,286	$4,228	$16,915	$55,277	$55,277
Weighted average interest rate	.35%	.35%	.35%	.35%	.35%	.35%		
Money Market accounts	$10,109	$14,321	$10,740	$6,445	$5,156	$20,621	$67,392	$67,392
Weighted average interest rate	1.67%	1.67%	1.67%	1.67%	1.67%	1.67%		
Savings accounts	$ 8,515	$11,312	$ 8,485	$5,090	$4,072	$19,290	$56,765	$56,765
Weighted average interest rate	.35%	.35%	.35%	.35%	.35%	.35%		
Certificates of deposit								
Fixed rate	$39,956	$ 9,486	$25,189	$7,550	$1,451	—	$83,632	$83,671
Weighted average interest rate	1.72%	2.59%	3.47%	3.92%	3.64%			
Variable rate	$24,752	3,972	—	—	—	—	$28,724	$28,724
Weighted average interest rate	3.33%	3.23%						
Borrowings								
Fixed rate	$ 5,000	$ 5,000	$ 2,000	3,500	$6,000	—	$21,500	$21,370
Weighted average interest rate	3.21%	2.69%	3.57%	2.97%	3.49%			
Secured borrowings	—	—	—	—	—	$ 3,733	$ 3,733	$ 3,733
Weighted average interest rate						5.86%		

As illustrated in the table above, our balance sheet is currently sensitive to decreasing interest rates, meaning that more interest bearing assets mature or re-price than interest earning liabilities. Therefore, if our asset and liability mix were to remain unchanged, and there was a decrease in market rates of interest, the Company would expect that its net income would be adversely affected. In contrast, an increasing interest rate environment would positively affect income. While the table presented above provides information about the Company's interest sensitivity, it does not predict the trends of future earnings. For this reason, financial modeling is used to forecast earnings under varying interest rate projections. While this process assists in managing interest rate risk, it does require significant assumptions for the projection of loan prepayments, loan origination volumes and liability funding sources that may prove to be inaccurate.

GENERAL CORPORATE AND STOCKHOLDER'S INFORMATION

Corporate Headquarters
300 E. Market Street
Aberdeen, WA 98520
(360) 533-8870

Transfer Agent and Registrar
Mellon Investor Services LLC
Overpeck Center
85 Challenger Road
Ridgefield Park, New Jersey 07660-2108
Telephone: 1-877-870-2422

Independent Accountants
McGladrey & Pullen LLP
Tacoma, Washington

As a Pacific Financial Corporation shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Pacific Financial Corporation.

Shareholder Services
Mellon Investor Services, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder related services at no charge including:

Change of name or address
Consolidation of accounts
Duplicate mailings
Lost stock certificates
Transfer of stock to another person
Additional administrative services

Access your investor statements online 24 hours a day, 7 days a week with MLink. For more information, go to www.melloninvestor.com/ISD

Annual Meeting
The annual meeting of stockholders will be held on April 20, 2005 at 7 p.m. at 300 E. Market Street, Aberdeen, WA 98520.

Form 10K
This report on Form 10-K is available without charge to stockholders of record or beneficial owners of our common stock upon written request to John Van Dijk, Secretary, Pacific Financial Corporation, P.O. Box 1826, Aberdeen, Washington 98520.

Stock Information
Pacific Financial Corporation is a reporting company with the Securities and Exchange Commission (SEC), the company stock is listed on the OTC:BB™ exchange under the symbol PFLC. Prior to March 2004, our common stock was only traded in private transactions. Accordingly, the prices reported and listed below for periods prior to the second quarter of 2004 reflect only transactions known and reported to management. Because only limited information is available, the data may not accurately reflect all trades that occurred. Historically, trading in our stock has been very limited and the trades that have occurred cannot be characterized as amounting to an established public trading market, even since March 2004. At December 31, 2004 there were approximately 1,229 shareholders of record.

Quarter Ended	2004 Stock Prices		2003 Stock Prices	
	High	Low	High	Low
March 31	$17.25	$17.00	$13.50	$12.38
June 30	17.50	15.25	15.00	14.00
September 30	17.50	16.25	15.50	15.00
December 30	17.50	17.00	16.75	15.50

All prices have been retroactively adjusted for a two-for-one stock split to be paid on April 4, 2005. The Company's Board of Directors declared dividends on its common stock in December 2004 and 2003 in the amounts per share of $.72 and $.70, respectively. As of December 31, 2004, the Bank of the Pacific could declare upstream dividends totaling $5,707,000 without prior regulatory approval.

BOARD OF DIRECTORS

Joseph A. Malik, Chairman
Retired
Former Executive Director of the
Commission on Colleges

Gary C. Forcum, Vice Chairman
Private Investor

Duane E. Hagstrom
Retired
Former President & C.E.O.
Bank of the Pacific

Walter L. Westling
President
Schaben & Westling

Gary C. Forcum
Private Investor

Randy W. Rognlin
Co-Owner
Rognlins, Inc.

Douglas M. Schermer
Owner
Schermer Construction Inc.

Stewart L. Thomas
Chairman of the Board
Bellingham Cold Storage

John R. Ferlin
President & C.E.O.
Brooks Manufacturing Co.

David L. Woodland
Retired
Former President
Earl C. Woodland, Inc.

Dennis A. Long
President & C.E.O.
Pacific Financial Corporation

Susan C. Freese
Co-Owner
Peninsula Pharmacy

Edwin W. Ketel
Owner
Oceanside Animal Clinic

Randy J. Rust
Private Investor

G. Dennis Archer
Founder and Director of Tax Services
Archer Group

Robert J. Worrell
Retired
Former C.E.O.
Pacific Financial Corporation

OFFICERS

Dennis A. Long
President & C.E.O

Bruce D. MacNaughton
Vice President

John Van Dijk
Secretary

Denise J. Portmann
Treasurer

SUBSIDIARIES

The Bank of the Pacific
300 E. Market Street
Aberdeen, WA 98520
360-533-8870
www.thebankofpacific.com

The Bank of the Pacific
d/b/a Bank Northwest
100 Grand Avenue
Bellingham, WA 98225
360-734-0544
www.banknorthwest.com

This annual report is furnished to shareholders and customers of The Bank of the Pacific pursuant to the requirements of the Federal Deposit Insurance Corporation (FDIC) to provide an annual disclosure statement. This statement has not been reviewed or confirmed for accuracy or relevance by the FDIC.